DREYFUS BASIC U.S. MORTGAGE SECURITIES FUND

Statement of Investments
September 30, 2005 (Unaudited)

Bonds and Notes-	101.8%	Principal Amount ($)	Value ($)
U.S. Government Agencies/ Mortgage-Backed-	**88.9%**		
Government National Mortgage Association I:			
5%		40,158,000 a	39,743,569
5%, 11/15/2033-5/15/2035		3,785,243	3,751,788
5.5%, 6/15/2020-9/15/2035		55,248,930	55,809,871
6%		16,866,000 a	17,277,024
6%, 10/15/2019-9/15/2034		8,897,385	9,123,260
6.5%, 10/15/2010-9/15/2031		56,898	59,216
7%, 1/15/2024-2/15/2024		172,360	182,109
7.5%, 12/15/2023		23,058	24,657
8%, 4/15/2008-12/15/2022		665,655	704,127
8.5%, 11/15/2019-3/15/2022		85,227	93,436
9%, 11/15/2019-11/15/2022		26,486	29,043
9.5%, 9/15/2019-10/15/2020		16,122	17,900
Ser. 2004-39, Cl. LC, 5.5%, 12/20/2029		5,055,000	5,108,809
Ser. 2005-29, Cl. A, 4.016%, 7/16/2027		974,739	953,148
Ser. 2005-32, Cl. B, 4.385%, 8/16/2030		1,000,000	985,970
Ser. 2005-34, Cl. A, 3.956%, 9/16/2021		1,035,762	1,016,575
Ser. 2005-42, Cl. A, 4.045%, 7/16/2020		2,097,665	2,062,037
Ser. 2005-59, Cl. A, 4.388%, 5/16/2023		882,715	872,679
			137,815,218
Government National Mortgage Association II:			
3.5%, 7/20/2030-8/20/2030		334,017 b	337,098
4.375%, 4/20/2030		628,146 b	634,503
5%, 9/20/2033-7/20/2035		12,936,458	12,772,957
5.5%, 3/20/2035-9/20/2035		10,617,860	10,704,077
6%, 6/20/2035-8/20/2035		11,859,543	12,115,234
6.5%, 6/20/2031-7/20/2031		1,093,638	1,132,932
7%, 12/20/2027-8/20/2031		1,885,447	1,975,325
9%, 1/20/2020-7/20/2025		48,842	53,634
9.5%, 9/20/2021-12/20/2021		24,039	26,674
			39,752,434
Federal Home Loan Mortgage Corp., Stripped Security, Interest Only Class, Ser. 1987, Cl. PI, 7%, 9/15/2012		112,057 c	**12,805**
Federal National Mortgage Association:			
5%, 1/1/2018-4/1/2020		4,221,329	4,213,736
6%		10,775,000 a	11,081,333
Ser. 2002-55, Cl. GD, 5.5%, 11/25/2015		216,905	217,205
			15,512,274
Total U.S. Government Agencies/ Mortgage-Backed			**193,092,731**
Asset-Backed Ctfs.- Home Equity-	**.9%**		

Conseco Finance,			
Ser. 2001-D, Cl. A4, 5.53%, 2032		18,537	18,558
Equivantage Home Equity Loan Trust,			
Ser. 1996-2, Cl. A4, 8.05%, 2027		1,421,588	1,418,993
Long Beach Asset,			
Ser. 2004-6, Cl. N1, 4.5%, 2034		479,070 d	478,804
			1,916,355
Residential Mortgage Pass-Through Ctfs. -	**4.4%**		
Countrywide Home Loan Mortgage Pass-Through Trust,			
Ser. 2002-19, Cl. B1, 5.95%, 2032		921,994	931,329
First Horizon Alternative Mortgage Securities,			
Ser. 2004-FA1, Cl. 1A1, 6.25%, 2034		3,505,593	3,567,435
GMAC Mortgage Corporation Loan Trust,			
Ser. 2004-J1, Cl. M3, 5.5%, 2034		1,375,602	1,313,719
GSR Mortgage Loan Trust,			
Ser. 2004-12, Cl. 2A2, 3.554%, 2034		2,943,377 b	2,892,571
Nomura Asset Acceptance,			
Ser. 2005-WF1, Cl. 2A5, 5.159%, 2035		575,000	567,416
Ocwen Residential MBS,			
Ser. 1998-R1, Cl. B1, 7%, 2040		337,743 d	343,816
			9,616,286
U.S. Government-	**7.6%**		
U.S. Treasury Notes:			
2.5%, 9/30/2006		6,870,000	6,764,752
3.5%, 8/15/2009		225,000 e	219,384
4%, 6/15/2009		4,550,000	4,520,107
5%, 8/15/2011		4,830,000 f	5,020,350
			16,524,593
Total Bonds and Notes			
(cost $222,750,535)			**221,149,965**
Short-Term Investments-	**31.1%**		
U.S. Treasury Bills:			
2.96%, 10/6/2005		15,000,000	14,996,550
3.33%, 10/27/2005		30,000,000	29,939,400
3.27%, 12/29/2005		23,000,000	22,810,250
Total Short-Term Investments			
(cost $67,730,707)			**67,746,200**
Investment of Cash Collateral for			
Securities Loaned	**1.8%**	Shares	Value ($)
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Plus Fund			
(cost $3,883,281)		3,883,281 g	**3,883,281**
Total Investments (cost $294,364,523)	**134.7%**		**292,779,446**
Liabilities, Less Cash and Receivables	**-34.7%**		**(75,500,235)**

| Net Assets | 100.0% | 217,279,211 |

a   *Purchased on a forward commitment basis.*
b   *Variable rate security-interest rate subject to periodic change.*
c   *Notional face amount shown.*
d   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2005, these securities amounted to $ 822,620 or .4% of net assets.*
e   *Held by a broker as collateral for open financial futures positions.*
f   *A portion of this security is on loan. At September 30, 2005, the total market value of the fund's security on loan is $ 3,767,861 and the total market value of the collateral held by the fund is $ 3,883,281.*
g   *Investment in affiliated money market mutual fund.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.